Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

March 16, 2007

Dear Ms. Cvrkel

Air France-KLM Annual Report on Form 20-F for the year ended March 31, 2006 filed July 19, 2006 (File No. 001-32139)

Air France-KLM (the “Company”) refers to the Staff’s comment letter dated March 1, 2007 on the above referenced annual report on Form 20-F (the “Annual Report”) of the Company.

Set forth below in detail are the responses of the Company to the Staff’s comments. For your convenience, each comment is repeated below in italics prior to the response.

Form 20-F for the year ended March 31, 2006

Consolidated Statements of Changes in Stockholders’ equity, page F-6

1. We note from your response to our prior comment 4 that no IFRS or US GAAP literature specifically addresses such transaction and you determined the accounting treatment based on the facts and circumstances of the transaction. It appears to us, however, that because the employees ultimately ended up with shares of stock, in exchange for a reduced salary, they are in effect receiving compensation in the shares of stock issued to them by your principal shareholder. Furthermore, since the shares are being granted to the employees by your principal shareholder, we believe the treatment used for this transaction for US GAAP and IFRS purposes should be as “compensation expense” pursuant to the guidance in paragraph 11 of SFAS No. 123R, SAB Topic 5; T, and paragraph 3 of IFRS 2. We believe that once the shares of stock are issued to the employees, the fair value of such shares should be recorded as compensation expense for both IFRS and US GAAP purposes. Please revise to record the fair value of the shares of stock issued to the employees as compensation expense for both IFRS and US GAAP purposes.

Response

The Company advises the Staff that the 2003 shares-for salary exchange scheme (ESA 2003) has been appropriately accounted for in accordance with IFRS 2 taking into account paragraph 3 of IFRS 2 in its primary consolidated financial statements as well as in accordance with SFAS 123 in its US GAAP consolidated financial statements.

As indicated in the Company’s consolidated financial statements (Notes 27.2 and 41 (e)) and as further explained in the Company’s response dated January 12, 2007 to comments 4, 17 and 33 of the Staff’s comment letter dated December 1, 2006, compensation expense is recorded for the ESA plan under both IFRS and US GAAP based on the fair value of the Company’s shares at grant date. The related compensation expense of €180 million is accounted for over the vesting period which started May 2005 and will terminate May 2011. All the shares were issued by the Company’s principal stockholder, the French State.

The Company advises the Staff that the lack of IFRS or US GAAP literature it was referring to in its response dated February 23, 2007 to comment 1 of the Staff’s comment letter dated January 22, 2007 solely related to the accounting treatment of the € 109 million transaction between the French State and the Company initiated in connection with ESA 2003 and not to the accounting of the share based payment made to the employees. As previously disclosed, the Company’s principal stockholder granted the shares to the employees in exchange of the payment by the Company of an amount of €109 million. The Company analyzed the payment of those €109 million to its stockholder as the purchase of treasury shares and thus, recorded such amount as a reduction to its stockholders equity.

Note 10. Other non-current income and expenses, page F-33

2. We have reviewed your responses to our prior comments number 3 and 4 but continue to have concern regarding the accounting treatment used with respect to the transaction in which the Company exchanged its interest for Amadeus GTD for an interest in WAM Acquisition S.A. and recognized a substantial gain. Please address the following matters with respect to this transaction.

Your response dated January 12, 2007 regarding our prior comment number 9 indicates that a group of private equity investors completed a leveraged buy-out transaction of Amadeus in which they took control of Amadeus. We also note that following this transaction, the Company holds a 23% interest in WAM, the same level of interest previously held in Amadeus. Please tell us all of the significant terms of the transaction that comprised the leveraged by your transaction. As part of your response, please indicate the nature and carrying amount of the interest in Amadeus relinquished, and the estimated fair value of the interest in Amadeus relinquished. Also, please indicate the nature and amount of any cash consideration received and paid in connection with this transaction, in addition to the equity investment of Euro 129 million and the shareholder loan of Euro 67 million to be provided by the Company as a result of the transaction.

Your response date January 12, 2007 also indicates that based on the leveraged buy-out transaction, the fair value of the Company’s stake in Amadeus was estimated as Euro 1,022 million. Please explain in detail how you calculated or determined this Euro 1,022 fair value estimate for your investment in Amadeus. Also, in your response to our prior comment number 9, you included the compensation of the gain recognized under both IFRS and US GAAP. In this computation, you reflect a “contribution received” of Euro 1,022 for both IFRS and US GAAP purposes. Please tell us the nature and amounts of the consideration included in this “contribution received”. If any of this contribution received was non-cash in nature, explain how you determined the fair value of any non-cash consideration. If this amount was received entirely in cash, please state this in your response.

In addition, your response to prior comment number 3 indicates that the investors economic interest in the investee was essentially the same before and after the transaction, and the investee represented the same business as before, only more leveraged. As a result, we do not understand the Company’s rational for ceasing to recognize its proportionate share of WAM’s earnings in its financial statements following the completion of the transaction, pursuant to paragraph 19(i) of APB 18, since prior to the transaction, the Company did recognize it’s equity in the earnings of Amadeus. Although paragraph 19(i) of APB 18 indicates that recognition of losses should be discontinued when an investor’s investment in an equity method investment is reduced to zero and the investor has no obligation to provide further support or funding to the investee, or has not otherwise guaranteed the investee’s obligations, this provision is meant to prevent recognition of obligations that do not meet the conditions for liability recognition outlined in paragraphs 35 and 36 of Concept Statement No. 6, and does not appear to be applicable to earnings of an equity method investee, in situations where the investment has been reduced to zero as a result of a distribution. Also, under paragraph 19(i) of APB 18, the investor should only begin to resume recognition of equity method earnings once its share of net income equals the share of net losses not recognize during the period that the equity method was suspended. In the Company’s situation, it has no suspended losses in WAM, and therefore, we believe the equity method should continue to be applied following the leveraged buyout transaction. Please tell us whether WAM has had earnings or losses following the leveraged buyout transaction and tells us the account of the net earnings or losses recognized by WAM following this transaction.

Furthermore, please explain why the Company has not included audited financial statements for WAM in the Company’s Annual Report on Form 20-F pursuant to the requirements of Rule 3-09 of Regulation S-X. Please note that the Euro 504 million gain recognized for the dividend in excess of the investment in the WAM transaction, represents the Company’s equity in the earnings of WAM, and should be considered in determining if financial statements are required for WAM. If you do not believe audited financial statements are required for WAM, please provide us with any computations prepared in support of your conclusion that audited financial statements for WAM are not required for its most recent fiscal year.

Response

In response to the staff’s question, please find below the significant terms of the Amadeus-WAM transaction, including amount of cash received.

Amadeus, a Spanish Company, was accounted for under the equity method under both IFRS and US GAAP in the consolidated financial statements of Air France-KLM. At the time of the transaction described below, Air France-KLM, which had been a founding shareholder of Amadeus with a 23.36% financial interest reflected a carrying amount of the investment of € 313 million as of June 30, 2005 (prior to the transaction described below).

Ownership of Amadeus prior to the transaction was as follows:

Shareholders	% Class A shares	% Class B Shares	Voting Rights
Air France	23.36%	50.03%	43.21%
Iberia	18.28%	39.14%	33.80%
Lufthansa	5.06%	10.83%	9.34%
Public	53.3%	—	13.65%

Class A shares carried one voting right per share, while class B shares carried ten voting rights per share (with no right to dividend, nor liquidation right). It should be noted that class B shares embody no rights other than the voting rights described above, for which the purposes was to give control over Amadeus to the airlines.

During the first semester of 2005, private equity funds (the “financial investors”) structured a leveraged buy out of Amadeus whereby WAM Acquisition S.A. (“WAM”), a newly created and highly leveraged company tendered for all Amadeus class A shares for €7.35 per share, in cash. Air France-KLM’s portion of the total price (including class B shares) paid in cash by the investors was €1,022 million at the date of the transaction (July 2005). The total purchase price paid to all investors in Amadeus was approximately € 4,337 million. The public held 53.3% of Amadeus, which was tendered for cash with no reinvestment, while Iberia and Lufthansa, two other Amadeus investors, (in addition to Air France-KLM as discussed below), reinvested in WAM.

Simultaneously, Air France-KLM and the investor entered into an investing agreement, whereby Air France-KLM invested €129 million in common stock of WAM (which represented an identical stake that it had in Amadeus, i.e. 23.36%). Additionally, Air France-KLM agreed to provide a shareholder loan to WAM for an amount of € 76 million. This loan matures in 2020, bears a 13.75% interest rate and is subordinated to the senior credit agreement. There were no other equity instruments issued by WAM.

The ownership of WAM after the transaction was as follows:

Shareholders	% Class A shares (**)
Amadelux Investment, S.A.(*).	53.28%
Air France	23.36%
Iberia	11.68%
Lufthansa	11.68%

(*)	Amadelux Investment S.A. is a company incorporated in the Luxembourg, whose shareholders are a series of funds managed by the financial investors.
(**)	WAM class A shares embody standard financial and voting rights and are the single and sole class of WAM’s stocks.

Beyond the investment and shareholder loan in WAM, the Company has not guaranteed any debt or entered into any “make-well agreements” that may require it to infuse cash into WAM under any circumstances.

The tender offer was successfully completed in July 2005.

The Company respectfully informs the Staff that the table below summarizes all the cash received and paid by Air France-KLM and also displays the gain computation (in € million)

Cash received:

Cash received from WAM (a)	1,022

Cash payments:

Investment in WAM Equity (b)	129

Shareholders’ Loan (c)	76

Equity Investment in Amadeus before the transaction (d)	313

Gain under IFRS computed as (a-b-c-d)	504

Based on the above described terms of the transaction, Air France-KLM considered that it contributed its historical stake (23.36%) in Amadeus to WAM for an identical stake in WAM plus a net cash distribution, WAM being the same company as Amadeus, only more leveraged. The Company’s economic interest in the Amadeus business was not reduced. Therefore, the Company viewed the transaction not as an “exchange” as contemplated by EITF 01-2, whereby its interest would have been reduced in exchange for consideration, but rather as the receipt of a large distribution from an equity investee, with no reduction in ownership. APB 18 requires such distribution to be reflected first as a reduction of the investor’s carrying value of such investment. As reflected in the above table, the gain resulted from the fact that the cash received (net of cash reinvested) exceeded the € 313 million carrying value of the equity investment. With regard to such accounting for this transaction, the Company respectfully informs the Staff that it believes that the cash distribution received in excess of the investment should be recorded as income when, as was the case in this transaction:

•	a distribution by an equity method investee to an investor that is in excess of the investor’s carrying amount is made and

•	the distribution is not refundable by agreement or law and

•	the investor is not liable for the obligations of the investee or otherwise committed to provide financial support to the investee;

To clarify the Staff’s question, the Company confirms that the “contribution received” in its previous letter was meant to be read as cash received.

Also in response to the Staff’s question, the Company confirms that it considered that the cash received (€ 1,022 million) was the best evidence of the fair value of the equity investment in Amadeus as the share price paid by the investor to Air France-KLM was the same per share price as the selling shareholders:

Type of shares	Number of shares sold by Air France-KLM	Price paid	Cash received
Class A shares:	137,847,654	€ 7.35	€ 1,013 million
Class B shares:	85,782,614	€ 0.1	€ 9 million
Total			€ 1,022 million

Similarly, the Company respectfully informs the Staff that the € 129 million reinvested in WAM also represented the same share price as paid by the financial investors and other airlines (Lufthansa and Iberia) and is consequently considered to be the best evidence of fair value. The shareholders’ loan (€ 76 million) was also made at fair value.

As indicated above, the Company viewed the transaction not to be an exchange for which the accounting would be governed by APB 29 (as interpreted by EITF 01-2). The Company wishes to point out, however, that if one were to disagree with that conclusion, the provisions of EITF 01-2 would result in the same accounting as that which the Company followed. In other words, the basic concept inherent in the application of the equity method to a large distribution such as this is the same as that addressed by EITF 01-2, that being that proceeds received in excess of the carrying value of the portion of the equity investment not sold should be reflected as a gain (assuming no obligation to reinvest) to the extent necessary to avoid a negative investment balance. Specifically, Issue 9 of EITF 01-2 addresses a situation where “an enterprise transfers its ownership of an individual asset (or assets) or its ownership interest in a subsidiary to a newly created entity in exchange for an ownership interest in that entity that will be accounted for by the equity method. The monetary consideration received exceeds the fair value of the surrendered asset that has been sold in the exchange.” In this transaction, the monetary consideration received exceeds the fair value of the surrendered asset that has been sold in the exchange because the surrendered asset that has been sold has a fair value of zero, since no asset was sold in the exchange, as the Company does not reduce its ownership interest in Amadeus in this transaction. Paragraph 22 indicates that the EITF reached a consensus that “if an enterprise has no actual or implied commitment, financial or otherwise, to support the operations of the new entity in any manner, a gain … should be recognized. The investor’s basis in the new entity should be no less than zero.”

Therefore, for reasons stated above, the Company believes that the recognition of a gain equal to the negative investment balance that otherwise would have resulted, or € 504 million, is appropriate pursuant to US GAAP.

The Company also believes that the excess distribution that is recognized as a gain is essentially the same as the situation addressed by paragraph 19(i) of APB 18, i.e. a situation where losses of an equity investee are not recorded by an investor when the investor has no obligation to provide further support or funding to the investee or has not otherwise guaranteed the investee’s operations. As the Staff points out in its comment, this provision is meant to prevent recognition of obligations that do not meet the conditions for liability recognition. This is true when an investor’s basis in an equity method investment is reduced to zero, either through losses or through distributions; in both cases, the principle in paragraph 19(i) serves to avoid recognition of a liability by the investor. Therefore, in both cases, if the investee subsequently reports net income, the investor should resume applying the equity method in accordance with APB 18 by reversing any income previously recognized for excess cash distributions and for any investee losses not recognized by the investor due to the investor’s zero balance in the investment. Another way to view this is, since the gain recognized on the excess distribution was not supported by underlying earnings of the equity investee, it is appropriate not to recognize our share of future earnings until the total of such equals the gain recognized in this transaction. Therefore, the Company believes that it should not continue to recognize its earnings in WAM following the leveraged buy out transaction.

Nonetheless, in response to the Staff’s question, please note that WAM would have recorded a loss of approximately € 120 million at March 31, 2006 (of which the Company’s share would have been approximately € 28 million or 2% of Air France-KLM income from continuing operations).

Based on the above discussion the Company does not believe it was appropriate to resume recognition of the equity method earnings in its March 31, 2006 IFRS and US GAAP income statements.

With regard to Rule 3-09 of Regulation S-X, the Company respectfully advises the Staff that it included the €504 million gain in the significance computation test as the transaction was analyzed as a dividend distribution.

The Company also advises the Staff that it considered the guidance “Applying Rule 3-09 when a registrant and its equity method investee have different year-ends” included in the June 12, 2001 AICPA SEC Regulations Committee Minutes. Consistent with the guidance in Example 2, the Company calculated the significance using amounts reflected in the March 31, 2006 financial statements and determined that it was more than 30% significant for the year ended March 31, 2006. This guidance also indicates that to comply with Rule 3-09 it is acceptable to file investee financial statements covering the investee’s fiscal year. As disclosed on page F-138, Amadeus changed its fiscal year end from December 31st to July 31st concurrently with the period in which the LBO transaction closed. Therefore, July 31, 2005 Amadeus transition period financial statements together with a reconciliation to US GAAP were the only financial statements available at the time Air France-KLM filed its March 31, 2006 20-F (Please refer to page 126 and followings).

The Company believes that the accounting for the WAM/Amadeus transaction faithfully reflects the substance of the transaction and that it has complied with the requirements of Rule 3-09 of Regulation S-X as applied to the particular facts and circumstances of this transaction.

Note 28. Provisions and retirement benefit, page F-56

3. We note form your response to our prior comment 5 that you have included a reconciliation of the liability amount in Note 28 to the Euros 96 million “Risks and Contingencies” amount that was recorded in the income statement. However, we do not believe that the reconciliation clearly shows why Euros 136 million were recorded as a new provision to the liability account for the restitution of aircraft, but the expense related to restitution of aircraft was only Euros 66 million for the year ended March 31, 2006.

In this regard, we would expect that the “use of provision” line item on your reconciliation of Euro 112 million only affects the liability account and does not affect the expense recorded. Please clearly explain to us the amounts that were recorded in the provision expense line item related to restitution of aircraft for the year ended March 31, 2006. Your response should begin with the Euros 136 million new provision presumably recorded as expense and then outline any adjustments made to that expense during the year-ended March 31, 2006 to arrive at the Euro 66 million of expense.

Response

As indicated in the Company’s response to comment 5 of the Staff comment letter dated January 22, 2007, the €66 million shall be adjusted by €37 million due to a misclassification in the Company’s income statement (see item 2 (ii) of the Company’s response to comment 5). As a result, the Company will present the reconciliation from €136 million to the correct amount i.e. €29 million. Such reconciliation is as follows:

In € millions	Restitution of Aircraft
New provision	136

Use of Provision

As per note 28	(112)

Reversal of Unnecessary provisions (as per note 28)	(17)

Adjustment to the use of provision due to a balance sheet misclassification (see item (1) of the Company’s response to comment 5 of the Staff comment letter dated January 22, 2007)	22

Total revised use of provision which will be disclosed in Note 28 for the Company’s future filings	(107)

Provision for restitution of aircraft included in risks and contingencies as revised	29

The Company advises the Staff that the “use of provision” does affect the expense recorded in the “Provision” line item of the income statement due to the accounting entries applied by the Company to provisions as described below:

•

When a provision is initially recorded, the “Provision” line item of the income statement is debited and the provision line item of the balance sheet is credited for an amount representing management’s best estimate of the liability.

•

When the contingent liability is resolved i.e. when the actual expense is incurred, two entries are then recorded: (i)the initial entry recorded for the provision is reversed in the provision line item and (ii) an entry is recorded for the actual expenses incurred to debit the appropriate line item of the income statement corresponding to the nature of the expense incurred and to credit a cash or liability account.

As a result, the “Provision” line item on the income statement includes not only the new provision estimates for the period i.e. €136 million for the year ended March 31, 2006 but also the reversal of the existing provisions relating to contingent liabilities that have been resolved during the period i.e. €107 million for the year ended March 31, 2006

The related actual expense has been accounted for in the line item of the Income statement corresponding to the nature of the expense i.e. external expense for instance.

* * * * *

Should the Staff have any questions or require any additional information, please telephone Dominique Barbarin (tel: +33 1 41 56 88 60) or email at dobarbarin@airfrance.fr.

Yours sincerely

/s/ Philippe Calavia

cc:	Claire Erlanger, Division of Corporate Finance

Dominique Barbarin, Air France-KLM

Jean-Marc Bardy, Air France-KLM

Michel Cascarino, Air France-KLM

Pascal Pincemin/Jean-Pierre Agazzi, Deloitte & Associés

Jean-Paul Vellutini/Jean Blascos, KPMG S.A.

Tom O’Neill, Linklaters